UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

Elizabeth N. Cohernour Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

294,100

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

294,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,641

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward W. Pollock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

440

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

440

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Winters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

Item 1.	Security and Issuer.

Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100 Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Shares.

Item 2.	Identity and Background.

(a, f)
This  statement  is  being  filed by (i)  Wintergreen  Fund,  Inc. ("Wintergreen Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"),  (ii) Wintergreen Partners Fund, LP ("Wintergreen Partners"), a Delaware limited partnership, (iii) Wintergreen Partners Offshore Master Fund, Ltd. ("Wintergreen Offshore Master"), a Cayman Islands exempted company, (iv) Wintergreen Advisers, LLC ("Wintergreen Advisers"), a Delaware limited liability company which acts as sole investment manager  of  the  Wintergreen Fund,  Wintergreen Partners, Wintergreen Offshore Master  and  other investment vehicles, (v) Edward W. Pollock ("Pollock"), and (vi) David J. Winters ("Winters").  (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master, Wintergreen Advisers, Pollock and Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)
The principal business address of the Reporting Persons (except for Wintergreen Offshore Master and Pollock) is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.  The principal business address of Wintergreen Offshore Master is c/o Elian Fiduciary Services (Cayman) Ltd, 89 Nexus Way, Camana Bay, Grand Cayman E9 KY1-9007.  The principal business address of Pollock is 1807 Laurel Oak Drive, Valrico, Florida 33596.

(c)
Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain registered and private investment funds, including Wintergreen Partners, Wintergreen Fund and Wintergreen Offshore Master. Wintergreen Partners is a Delaware limited partnership.  Wintergreen Fund is an investment company registered under the Investment Company Act.  Wintergreen Offshore Master is a Cayman Islands exempted company.  Pollock provides consulting services to Wintergreen Advisers under an agreement between Wintergreen Advisers and an entity controlled by Pollock. Winters is the Chief Executive Officer of Wintergreen Advisers.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting  Persons have, during the last  five  years,  been  a  party  to a civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding were or are  subject  to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof each of the Reporting Persons may be deemed to beneficially own 1,553,515 Shares.  The source of funds used to purchase the Shares was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master and other investment vehicles managed by Wintergreen Advisers and Pollock's personal funds. The aggregate funds used by the Reporting Persons to make the purchases were approximately $71.5 million.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 25, 2016.  Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.

In a letter dated  February 2, 2017 (the "Letter"), Wintergreen Advisers wrote to the Issuer in connection with a conversation that Wintergreen Advisers had with the Issuer in October of 2016 to discuss the Issuer's Board's ideas for the Issuer's executive compensation plan.  Although Wintergreen Advisers appreciates the Issuer's initial step of requesting its thoughts in developing the Issuer's executive compensation plan, it had expected follow-up conversations and an active seat at the table in order to help the Issuer craft an executive compensation plan that provides proper incentives and rewards positive behavior.  In light of the lack of such follow-up conversations, Wintergreen Advisers is sending the Letter to reiterate its ideas about a clawback component to any bonus compensation, share its additional thoughts on the matters from the October conversation and also discuss a few of current CEO John Albright's most egregious actions related to his curious stock sales, current 10b5-1 plan and a pattern of what Wintergreen Advisers views as inadequate disclosure to shareholders, among other items.  Wintergreen Advisers thinks the Board has failed grievously at ensuring that the current CEO is acting in the best interests of shareholders and steering the Issuer in the proper direction.  However, Wintergreen Advisers thinks the Board now has an opportunity to craft an executive compensation plan designed to right these wrongs.  Wintergreen Advisers expects to be involved in the process and will speak out loudly against any plan that represents more of the same.

Although there is no formal written agreement, it is anticipated that each of Wintergreen Advisers' nominees to the Issuer's board of directors (the "Nominees") will vote with the other Reporting Persons and the other Nominees.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 1,553,515 Shares (27.1%) of the Issuer, based upon the 5,739,566 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2016.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 25, 2016. Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 294,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 294,100 Shares.

Wintergreen Offshore Master has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 26,641 Shares.

Pollock has the sole power to vote or direct the vote of 440 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 440 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

The Reporting Persons have not transacted in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Although there is no formal written agreement, it is anticipated that each Reporting Person intends to vote with the other Reporting Persons and the director nominees to be nominated by Wintergreen Advisers at the 2017 Annual Meeting of Sharesholders.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Statement Exhibit B: Letter to Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2017
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

Edward W. Pollock

/s/ Edward W. Pollock

David J. Winters

/s/ David J. Winters

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D, amendment number 10, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: February 2, 2017
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

Edward W. Pollock

/s/ Edward W. Pollock

David J. Winters

/s/ David J. Winters

Exhibit B

Consolidated-Tomoka Land Co.
c/o Daniel E. Smith, Corporate Secretary
Post Office Box 10809
Daytona Beach, FL 32120-0809

February 2, 2017

Dear Messrs. Fuqua and Warlow:

In October, we had a call to discuss the CTO Board's ideas for CTO's executive compensation plan.  You stated that the Board was interested in hearing from investors about their ideas for how a CEO's performance should be measured and judged.  You also stated that the Board hoped to obtain a positive recommendation from ISS for the plan and that ISS looked favorably on investor engagement.  We shared some ideas about what we view as important in evaluating a CEO's performance and you said you would contact us again prior to the proxy season to continue the conversation.  Since the proxy season is rapidly approaching and we have not heard from you, we wanted to follow up with our additional thoughts on this matter.
As a baseline, to earn his or her base salary, we believe a CEO must act fairly and transparently in the best interests of shareholders.  A CEO should constantly be looking for ways to maximize shareholder value and to increase shareholder engagement.  Only after a CEO has done this and then more should he or she be eligible for bonus compensation.  We believe any bonus compensation should be tied to clear performance metrics that incentivize long-term growth, profitability and returns to shareholders.  These performance metrics should be modeled to consider the quality of transactions executed by the company, and not simply reward the turnover of CTO's real estate portfolio.  They should be able to be viewed objectively, as in the number of transactions, but there should also be qualitative characteristics that are detailed and then met. These performance metrics should also be clearly disclosed to investors and there should be a clawback component to any bonus compensation to address inadequate performance, mismanagement and/or actions taken in bad faith.

Unfortunately for us and all CTO shareholders, we have been presented with numerous examples of actions that should give rise to a clawback of previously awarded bonus compensation during John Albright's tenure as CEO of CTO.  We could (and may in the future) write a letter that comprehensively addresses the ways in which we believe Mr. Albright has failed as a CEO, but for now, we will discuss only a handful of his most egregious actions related to his curious stock sales, current 10b5-1 plan and a pattern of what we view as inadequate disclosure to shareholders, among other items.
On December 1, 2015, the day after exercising options to buy CTO shares and on the same day he was presenting at a conference, Mr. Albright sold more than 10,000 shares of CTO, seemingly early in the day based on his securities filings.  At the time, we heard from multiple parties that Mr. Albright's comments and guidance regarding CTO at the conference were negative.  Therefore, it appears to us that Mr. Albright locked in gains before presenting negative information about CTO's prospects, and, if true, would be a classic case of front running.
While we raised this issue to the Board early last year, shareholders never received an explanation.  Perhaps in response to this extremely troubling series of events, Mr. Albright established a 10b5-1 plan, pursuant to which he has been consistently selling CTO shares.  Due to what we view as a dearth of information regarding the specifics of the plan1, we are left to surmise as to the purpose of the sales.  Although Mr. Albright recently said that he was selling his shares (which are leveraged) since the Board became aware that ISS looked unfavorably upon CEOs leveraging their corporate stock and adopted a 10b5-1 plan to facilitate Mr. Albright's sales, we wonder if there are additional considerations at play.  Whatever the reason, we think Mr. Albright's sales send the wrong message and without sufficient information regarding the 10b5-1 plan, we are left to speculate as to his motivations.  Furthermore, Mr. Albright's ongoing pattern of selling CTO stock makes us question whether he even believes in the future of CTO.
We believe Mr. Albright and CTO also continue to be deficient in disclosing significant transactions to shareholders.  Wintergreen only initially learned of the January 2017 purchase of the LPGA golf courses from the city of Daytona from a local newspaper2, and the Company took over a week to provide formal notice to shareholders.  The LPGA  golf courses have lost over $3.6 million since 2011, and the only feedback from the Company is a quote from Mr. Albright that was included in the newspaper: "It's always been a large loser", and the Company's disclosure in its 2015 annual report: "Since its inception the golf operation has generated negative cash flows."3  Daytona Beach's City Commissioner Rob Gilliland has called the deal a "golden goose" for Daytona and further indicated that if the courses were owned by the city, they expected to lose $15 million dollars in ten years.   The Company has now committed $2.2 million for the purchase of the courses, plus an estimated $500,000 in a land contribution, and expects to have to spend more than $1 million in upgrades to the course and facilities, without any reasonable explanation to shareholders as to why this transaction adds value for shareholders.

1 While there is no SEC requirement to disclose the details of Mr. Albright's 10b5-1 plan, we believe disclosure of the plan information "would support and could be used as evidence of the insider's good faith" and would "promote transparency and . . . [would be] advantageous for investor relations to explain why the trades are taking place."  Morgan Stanley – "Overview, Process & Best Practices for 10b5-1 Preset Diversification Programs," June 2014.
2 "End of an Era: Daytona selling 2 LPGA courses in $2.2M Deal", Daytona Beach News Journal, January 18, 2017.
3 2015 Annual Report, page 16.

Similarly, we recall CTO's recent initiation of a blind pool of securities, which we found troubling activity for a real estate company.  We were concerned because speculative trading did not appear to be a particular strength of the CTO Board or management and we found CTO's disclosure to be confusing and misleading.  It seems our fears were well-placed because after we raised our concerns in a November 2015 letter, the Company liquidated the ill-conceived investment at a loss to shareholders of approximately $576,000 plus costs.
We were also disappointed with what we view as misleading disclosure by the Company at the recent Investor Day.  There, CTO touted a number of "shareholder friendly" changes, while glaringly failing to mention that it made the changes only as a result of Wintergreen's pressure to improve corporate governance.  It is frustrating to us that we are required to guilt and shame CTO's Board and management into adopting what we view as mainstream governance policies, and we think John Albright is primarily to blame.  As CEO, he has set the tone at the top and it appears to us that the CTO Board and management have bought into his vision of shareholders as an opposing force that are to be repelled and kept in the dark.  Indeed, last year the Board's Compensation Committee proposed paying Mr. Albright a ridiculous 37% of CTO's total operating profit, excluding gains on dispositions.4  Fortunately, shareholders rejected this money grab at the 2016 Annual Meeting and we are hopeful that shareholders will continue to react swiftly and decisively against ill-conceived compensation plans.

4 2015 Annual Report, page 2; 2016 Proxy Statement, page 34.

Overall, although we appreciate CTO's initial step of requesting our thoughts in developing CTO's executive compensation plan, we had expected follow-up conversations and an active seat at the table in order to help you craft an executive compensation plan that provides proper incentives and rewards positive behavior.  It raises the question of whether you contacted us once only to "check a box" for ISS' purposes.  We believe ISS encourages and rewards investor involvement because it is important for the voice of the shareholders, the owners of the company, to be reflected in the details of any compensation plan.  It is not enough to simply contact investors, listen to their thoughts, and then proceed as you like.  We think the Board has failed grievously at ensuring that Mr. Albright is acting in the best interests of shareholders and steering CTO in the proper direction.  However, we think the Board now has an opportunity to craft an executive compensation plan designed to right these wrongs.  We expect to be involved in the process and will speak out loudly against any plan that represents more of the same.

Sincerely

Liz Cohernour	David Winters